

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2013

<u>Via Email</u>
Dale Van Voorhis
Chief Executive Officer
1300 Oak Grove Road
Pine Mountain, GA 31822

> **Re:** **Parks! America, Inc.**
> **Form 10-K for the Year Ended September 30, 2012**
> **Filed December 28, 2012**
> **File No. 001-51254**
>
> **Form 10-Q for the Quarterly Period Ended December 30, 2012**
> **Filed February 6, 2013**
> **Filed No. 001-51254**

Dear Mr. Van Voorhis:

We have reviewed your response dated April 5, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended December 30, 2012

Item 4. Controls and Procedures, page 18

1. Reference is made to your response to our prior comment 10. We have reviewed your response to this comment, as well as to our prior comment 4. Based upon the information provided in those responses, we are not persuaded that your conclusion as to the effectiveness of your disclosure controls and procedures as of December 30, 2012 was appropriate. Specifically, management is required to evaluate the effectiveness of disclosure controls and procedures as of the end of each fiscal quarter. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure information required to be disclosed by the issuer in the reports that it files or submits under

the Act is recorded, processed, summarized and reported, within the specified time periods. Quarterly financial statements, prepared in accordance with GAAP, are required to include specific segment disclosures set forth in ASC 280. The specified disclosures have not been included in the financial statements in your filed Forms 10-Q. While you may have recently implemented steps to improve your controls and have "additional plans in this regard going forward", if you continue to believe that your existing disclosure controls and procedures were effective as of December 30, 2012, please provide specific and detailed support for your conclusion. We may have further comments upon review of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or me Justin Dobbie at 202-551-3469. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief